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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
        PURSUANT TO RULE 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                               (AMENDMENT NO. 2)

                           MORRISON RESTAURANTS INC.
                           (Name of Subject Company)
                          PICCADILLY CAFETERIAS, INC.
                       PICCADILLY ACQUISITION CORPORATION
                                    (Bidder)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                  618478 10 1
                     (CUSIP Number of Class of Securities)

                               RONALD A. LABORDE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PICCADILLY CAFETERIAS, INC.
                           3232 SHERWOOD FOREST BLVD.
                          BATON ROUGE, LOUISIANA 70816
                           TELEPHONE: (504) 293-9440
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:

                                CURTIS R. HEARN
                      JONES, WALKER, WAECHTER, POITEVENT,
                            CARRERE & DENEGRE L.L.P.
                       201 ST. CHARLES AVENUE, SUITE 5100
                             NEW ORLEANS, LA 70170
                           TELEPHONE: (504) 582-8000
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                                  SCHEDULE 14D-1

CUSIP NO. 618478 10 1

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1   NAME OF REPORTING PERSON
    Piccadilly Acquisition Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    63-1155967
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    AF, BK
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,249,228
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8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                         [ ]

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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    89%
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10  TYPE OF REPORTING PERSON

    CO
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                                  SCHEDULE 14D-1

CUSIP NO. 618478 10 1

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1   NAME OF REPORTING PERSON
    Piccadilly Cafeterias, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    63-1155967
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Louisiana

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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,249,228
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    89%
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10  TYPE OF REPORTING PERSON

    CO
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

     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 relates to the offer by Piccadilly Acquisition Corporation, a Georgia corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Morrison Restaurants Inc., a Georgia corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 2, 1996 (as amended, the "Rights Agreement"), between the Company and SunTrust Bank, N.A., as rights agent, at a purchase price of $5.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 29, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which were attached as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on April 29, 1998, as amended by Amendment No. 1 dated May 22, 1998 (collectively, the "Schedule 14D-1"). The Purchaser is a wholly owned subsidiary of Piccadilly Cafeterias, Inc., a Louisiana corporation (the "Parent"). The purpose of this Amendment No. 2 is to amend and supplement Items 6, 10 and 11 of the Schedule 14D-1 as described below. This Amendment No. 2 constitutes the amendment to the Schedule 14D-1 pursuant to instruction D to
Schedule 14D-1. Pursuant to instruction F to Schedule 14D-1, this Amendment No. 2 is submitted in satisfaction of the reporting obligation of the Purchaser under Section 13(d) of the Securities Exchange Act of 1934, as amended. All terms defined in the Schedule 14D-1 shall have the same meanings in this Amendment.

     The Offer expired at 12:00 midnight, New York City time, on Wednesday, May 27, 1998. Following the expiration of the Offer, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. According to the Depositary, prior to the expiration of the Offer, 8,249,228 Shares had been tendered pursuant to the Offer (including Shares tendered pursuant to the procedure for guaranteed delivery), which constitutes approximately 89% of all Shares outstanding.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented by the following:

     "As of May 28, 1998, the Purchaser acquired pursuant to the Offer (including Shares tendered pursuant to the procedures for guaranteed delivery) beneficial ownership of 8,249,228 Shares in the aggregate, which constitute approximately 89% of the outstanding Shares. A copy of the press release issued on May 28, 1998 with respect to the foregoing is attached hereto as Exhibit
(a)(13) and is incorporated herein by reference."

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by the following:

     In addition, reference is hereby made to the disclosure set forth under
Item 6 above.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the following additional exhibit:

     (a)(13) Press Release issued by the Parent on May 28, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 2 is true, complete and correct.

                                          PICCADILLY CAFETERIAS, INC.

                                          By:     /s/ RONALD A. LABORDE
                                            ------------------------------------
                                                     Ronald A. LaBorde
                                               President and Chief Executive
                                                           Officer

                                          PICCADILLY ACQUISITION CORPORATION

                                          By:     /s/ RONALD A. LABORDE
                                            ------------------------------------
                                                     Ronald A. LaBorde
                                                         President

Dated: May 29, 1998

                                        2
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                                 EXHIBIT INDEX

        EXHIBIT                                                                        PAGE
          NO.                                    DESCRIPTION                           NO.
        -------                                  -----------                           ----
       11(a)(13)         -- Press Release issued by the Parent on May 28, 1998.......

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